Exhibit 1
ELBIT VISION SYSTEMS LTD.

Company Contact Information: Yaron Menashe, CFO Tel: +972 4 6107609 yaron@evs.co.il

ELBIT VISION SYSTEMS ANNOUNCES Q2 2011 RESULTS

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•	Second quarter revenues of $1.42 million
•	Operating profits of $0.35 million and net profits of $0.3 million constituting 24% and 21% of net revenues, respectively

Caesarea, Israel, August 15, 2011 — Elbit Vision Systems Ltd.  (OTCBB: EVSNF.OB), a global  provider of vision technology for automatic surface inspection and in-line quality monitoring systems, today announced its consolidated financial results for the three month period ending June  30, 2011.

Second Quarter 2011 Results:
Revenues for the Second quarter of 2011 were $1.42 million, representing an increase of 122% compared to $0.64 million for the Second quarter of 2010.

Gross profit on a US GAAP basis was $0.92 million, representing 65% of revenues, compared with a gross profit of $0.2 million for the second quarter of 2010.

Operating profit on a US GAAP basis was $347 thousand compared with an operating loss of $259 thousand in the second quarter of 2010 from continued operation.

Net profit on a US GAAP basis for the second quarter of 2011 was $302 thousand, compared to a net loss of $479 thousand in the second quarter of 2010 from continued operation.

Sam Cohen, CEO of EVS commented, “As we expected, these historic second quarter results show the fourth consecutive profitable quarter for EVS. These results, more than the previous three, are truly significant because it ended the one year anniversary of the new EVS management team with an accumulated EBITDA of $1.35 million after years of devastating losses.  Furthermore, we are very encouraged by the early interest in the launch of our new products in the coming months, which we believe, together with our marketing efforts, will enable us to expand into previously unreachable markets.  This is further evidence that EVS’s best years are ahead of us!” concluded Mr. Cohen.

About Elbit Vision Systems Ltd. (EVS): www.evs.co.il

EVS offers a broad portfolio of automatic State-of-the-Art Visual Inspection Systems for both in-line and off-line applications, and process monitoring systems used to improve product quality, safety, and increase production efficiency.  EVS' systems are used by over 650 customers, many of which are leading global companies.

This press release and other releases are available on www.evs.co.il

Safe Harbor Statement

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although EVS believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. EVS disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.  EVS undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

Use of Non-GAAP financial measures

EVS uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income interest, taxes, depreciation, amortization. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company’s business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP.

FINANCIAL TABLES FOLLOW

ELBIT VISION SYSTEMS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
AT JUNE 30, 2011
IN U.S. DOLLARS

	Jun-30		Dec-31
	2011	2010	2010
	U.S. dollars in thousands (except per share data)
Assets

CURRENT ASSETS:
Cash and cash equivalents	677	174	547
Restricted deposit	32	27	32
Accounts receivable:
Trade	634	334	237
Other	86	95	70
Inventories	420	452	475
Total current assets	1,849	1,082	1,361

LONG-TERM RECEIVABLES:

Severance pay fund	173	170	144
Other long-term receivables	219	47	271
Total long-term receivables	392	217	415

PROPERTY, PLANT AND EQUIPMENT – net of
accumulated depreciation and amortization	52	50	50

OTHER ASSETS -
net of accumulated amortization:
Goodwill	242	242	242
Other intangible assets	-	383	-
	242	625	242

Total assets	2,535	1,974	2,068

	Jun-30		Dec-31
	2011	2010	2010
	U.S. dollars in thousands (except per share data)
Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Credit from banks&current maturities	190	160	170
Current Maturities of Loan from Shareholder and Other	296	85	270
Accounts payable:
Trade	526	641	564
Deferred revenues	277	380	201
Other	464	1,467	383
Total current liabilities	1,753	2,733	1,588

LONG-TERM LIABILITIES:
Long Terms Loans From Banks (Net of current maturities)	1,116	1,294	1,227
Loans and other liabilities (net of current maturities)	556	766	681
Loan from shareholder (net of current maturities)	123	127	139
Other Long Terms liabilities	1,017	-	1,043
Accrued severance pay	230	218	199
Total long-term liabilities	3,042	2,405	3,289
Total liabilities	4,795	5,138	4,877

SHAREHOLDERS’ EQUITY	(2,260)	(3,164)	(2,809)

Total liabilities and shareholders’ equity	2,535	1,974	2,068

ELBIT VISION SYSTEMS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX AND THREE-MONTHS PERIOD ENDED JUNE 30, 2011
IN U.S. DOLLARS

	6 months ended		3 months ended		year ended
	Jun-30		Jun-30		December 31,
	2011	2010	2011	2010	2010
	U.S. dollars in thousands (except per share data)

REVENUES	2,677	1,120	1,423	641	3,912

COST OF REVENUES	899	860	498	438	1,960
GROSS PROFIT	1,778	260	925	203	1,952

RESEARCH AND DEVELOPMENT EXPENSES – net	314	247	160	87	494
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
Marketing and selling	524	381	248	188	921
General and administrative	332	479	170	187	802

OPERATING PROFIT (LOSS)	608	(847)	347	(259)	(265)

FINANCIAL EXPENSES - net	(74)	(93)	(45)	(19)	(291)
OTHER (EXPENSES) INCOME – net	(2)	(76)	-	(201)	(307)
LOSS BEFORE TAXES ON INCOME	532	(1,016)	302	(479)	(863)

TAXES ON INCOME	-	-	-	-	-
PROFIT (LOSS) FOR THE PERIOD	532	(1,016)	302	(479)	(863)

LOSS FROM OPERATION OF DISCONTINUED COMPONENTS	-	(1,946)	-	(360)	(1,946)

NET PROFIT FROM DISPOSAL OF DISCONTINUED OPERATION	-	5,354	-	5,354	5,436

NET INCOME	532	2,392	302	4,515	2,627

PROFIT PER SHARE BASIC	0.008	0.034	0.004	0.065	0.038
PROFIT PER SHARE DILUTED	0.008	0.034	0.004	0.065	0.038
WEIGHTED AVERAGE NUMBER OF SHARES USED IN
COMPUTATION OF PROFIT PER SHARE:
BASIC (IN THOUSANDS)	69,653	69,653	69,653	69,653	69,653
DILUTED (IN THOUSANDS)	70,561	69,653	70,737	69,653	69,741